787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 2, 2010

VIA EDGAR
John Ganley, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Materials for
Van Kampen Value FDP Fund, a series of FDP Series, Inc. (File No. 811-21744)

Mr. Ganley:

     On behalf of each of the fund listed above (the “Fund”), and pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, transmitted herewith are the preliminary proxy materials consisting of a Notice of Special Meeting of Shareholders, a Proxy Statement and a Form of Proxy to be used in connection with the Meeting of Shareholders of the Fund to be held on May 17, 2010 (the “Meeting”).

     As set forth in more detail in the accompanying proxy materials, the Meeting is being held to approve a new investment subadvisory agreement on behalf of the Fund.

     It is anticipated that definitive copies of the proxy materials will be mailed to shareholders on or about April 5, 2010.

     Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the enclosed materials.

Very truly yours, /s/ Edward Gizzi Edward Gizzi

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